SEC

17009062

SEC Mail Processing Section
MAR - 1 2017
Washington DC
414

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCW SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 GREENS FARMS ROAD, SUITE 200
(No. and Street)

WESTPORT	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BCW SECURITIES, LLC
TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

OATH OR AFFIRMATION

I, Mark Bernegger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCW SECURITIES LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

FRANK E SISSON III
Notary Public
Connecticut
My Comm. Expires July 31, 2020

Notary Public

Signature

Managing Member

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BCW Securities LLC

We have audited the accompanying statement of financial condition of BCW Securities LLC (the "Company"), as of December 31, 2016, and the related statements of operations, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supporting schedules required by SEA Rule 17a-5 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF O'Connor Davies, LLP

February 27, 2017

PKF O'CONNOR DAVIES, LLP
300 Tice Boulevard, Suite 315, Woodcliff Lake, NJ 07677 | Tel: 201.712.9800 | Fax: 201.712.0988 | www.pkfod.com

BCW SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
Cash	$	17,676
Prepaid Expenses		9,946
TOTAL ASSETS	**$**	**27,622**
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	10,825
Total liabilities		**10,825**
Member's equity		
Member's equity		16,797
Total member's equity		**16,797**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**27,622**

See Notes to Financial Statements

BCW SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenue	
Investment banking income	$ 2,528,336
Other income	9,000
	2,537,336
Expenses	
Commissions	1,954,809
Employee compensation and benefits	4,000
Professional fees	14,975
Rent	16,430
Regulatory and compliance	26,646
Communications	1,329
Other operating expenses	3,238
	2,021,427
Net Income	**$ 515,909**

See Notes to Financial Statements

BCW SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Member's Equity
Balance at January 1, 2016	$ 34,111
Net Income	515,909
Capital Withdrawals	(533,223)
Balance at December 31, 2016	$ 16,797

See Notes to Financial Statements

BCW SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:		
Net Income	$	515,909
Adjustments to reconcile net income to net cash flows provided by operating activites:		
(Increase) decrease in operating assets:		
Accounts Receivable		3,000
Intercompany receivable		1,600
Prepaid Expenses		(2,059)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		7,844
Net cash provided by operating activities		526,294
Cash flows from financing activities:		
Capital Withdrawals		(533,223)
Net cash provided by financing activities		(533,223)
Net decrease in cash		(6,929)
Cash, beginning of year		24,605
Cash, end of year	$	17,676

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

BCW Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) on February 5, 2008. The Company was organized on April 24, 2007 in the State of Delaware and engages in the private placement of securities and corporate finance consulting to institutional investors. The Company's office is located in Connecticut and its sole member is Riverside Management Group, LLC ("Management"). The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Accounts Receivable

Investment banking income due but not yet received that is expected to be collected within one year is recorded as accounts receivable at net realizable value. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Investment banking revenues, which include fees earned from placement services and corporate finance consulting, are recognized when the transaction closes and realization is reasonably assured.

Income Taxes

The Company is a single member LLC and is treated as a disregarded entity for income tax purposes. The operating results of the Company are included in the tax return of Management and passed through to its partners. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. As of December 31, 2016, the member's tax years for 2015, 2014 and 2013 are subject to examination by the tax authorities. The Company has evaluated its current tax positions and has concluded that as of December 31, 2016, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of Management's Review

Management has evaluated subsequent events through February 27, 2017, which is the date the financial statements were available to be issued.

2) ACCOUNTS RECEIVABLE

BCW uses the allowance method to recognize accounts receivable that may not be collectible. The Company regularly reviews all accounts and determines which are past due and may not be collectible. Any amounts that are written off are charged against the allowance. As of December 31, 2016 the allowance for doubtful accounts was $12,000.

3) INTERCOMPANY RECEIVABLE

As of December 31, 2016, there is no Intercompany Receivable balance.

4) RELATED PARTY TRANSACTIONS

The Company pays a monthly rent fee to Management. For the year ended December 31, 2016, rent fees paid amounted to $16,430. These expenses have been reflected in the statement of operations in the appropriate category.

5) CONCENTRATIONS OF RISK

The Company maintains its cash balances at a major financial institution. The balances are fully insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2016, there were no uninsured balances.

The Company engages in various private placement services. In the event customers do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the customers. It is the Company's policy to review, as necessary, the credit standing of each customer.

6) INDEMNIFICATIONS

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connections with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

7) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $6,851 which is $1,851 in excess of required net capital of $5,000. The Company's net capital ratio at December 31, 2016 is 1.58 to 1.

9) ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

BCW SECURTIES, LLC

SUPPLEMENTAL INFORMATION

DECEMBER 31, 2016

BCW SECURITIES, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2016

Total member's equity		$	16,797
Non-allowable assets, deductions and charges:			
Prepaid expenses	9,946		
Total non-allowable assets, deductions and charges			9,946
Net capital		$	6,851
Computation of basic net capital requirements			
Minimum net capital required (6 2/3% of aggregate indebtedness of $10,825)		$	722
Minimum dollar net capital requirement			5,000
Minimum capital required			5,000
Excess net capital		$	1,851
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)		$	5,769
Computation of aggregate indebtedness			
Total aggregate indebtedness in the statement of financial condition		$	10,825
Percentage of aggregate indebtedness to net capital			158.01%
Ratio of aggregate indebtedness to net capital			1.58 to 1

There are no material differences between the computation of net capital presented above and the computations of net capital reported by the Company's unaudited form X-17a-5, Part II-a, as filed on January 27, 2017.

BCW SECURITIES, LLC
INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2016

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

BCW SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2016

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm on Review of the Exemption Report

To the Member of
BCW Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) BCW Securities LLC (the "Company") identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies, LLP

February 27, 2017

PKF O'CONNOR DAVIES, LLP
300 Tice Boulevard, Suite 315, Woodcliff Lake, NJ 07677 | Tel: 201.712.9800 | Fax: 201.712.0988 | www.pkfod.com

BCW Securities LLC
Member FINRA/SIPC
55 Greens Farms Road, Suite 200
Westport, CT 06880
Ph: 203-983-3350
Fax: 203-557-8768
www.rmginvestments.com

BCW Securities LLC

Exemption Report

BCW Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision")

(2) The Company met the identified exemption provision throughout the most recent fiscal year 2016 without exception.

I, Mark Bernegger, affirm that to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Mark Bernegger
Mark Bernegger
Managing Member, BCW Securities LLC

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Members of
BCW Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by BCW Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating BCW Securities LLC's compliance with the applicable instructions of Form SIPC-7. BCW Securities LLC's management is responsible for BCW Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries and copies of the supporting cancelled checks, noting no differences;

2. Compared the amounts reported on the financial statements included in the Annual Report (formerly the audited Form X-17A-5) for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting revenue schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related revenue schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PKF O'Connor Davies, LLP

February 27, 2017

PKF O'CONNOR DAVIES, LLP
300 Tice Boulevard, Suite 315, Woodcliff Lake, NJ 07677 | Tel: 201.712.9800 | Fax: 201.712.0988 | www.pkfod.com

BCW SECURITIES, LLC
SCHEDULE OF SIPC ASSESSMENT PURSUANT TO RULE 17a-5(e)(4)
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenue:	
Total revenue (FOCUS Part II A Line 9)	$2,537,336
Deductions:	
Total deductions	0
SIPC net operating revenue	$2,537,336
SIPC general assessment at .0025	$6,343
Less: **SIPC-6 Payment January 6, 2017**	$4,026
Assessment balance: **SIPC-7 payment February 27, 2017**	$2,317
Total Paid (SIPC-6 & SIPC-7 General Assessment)	$6,343

See Report of Independent Registered Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BCW SECURITIES LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 GREENS FARMS ROAD, SUITE 200
(No. and Street)

WESTPORT	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark Bernegger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCW SECURITIES LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

FRANK E SISSON III
Notary Public
Connecticut
My Comm. Expires July 31, 2020

Notary Public

Signature

Managing Member

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*